Exhibit 99.1

Phoenix New Media Announces Resignation of Chief Marketing Officer and Promotion of Mr. Andy Jin Xu as Senior Vice President

BEIJING, China, April 8, 2015 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Ms. Ling Jin has tendered her resignation as Chief Marketing Officer (“CMO”) of the Company in order to devote more time to her family. While Ms. Jin’s resignation is effective immediately, she will continue to work with the Company until June 30, 2015 to ensure an orderly transition, and will remain as a senior strategic advisor to the Company through June 30, 2016. The Company also announced that Mr. Andy Jin Xu has been promoted to Senior Vice President (“SVP”) of the Company, effective immediately. In his role as SVP, Mr. Xu will be responsible for the advertising sales, marketing and branding activities, and auto channel development of the Company and report to Mr. Shuang Liu, Chief Executive Officer of the Company.

“I would like to sincerely thank Ling for her contribution, expertise and dedication to the Company over the years. Her leadership in establishing and running our advertising sales department and shaping our overall marketing strategy as the first CMO in the Company’s history represent invaluable contributions to our development as a leading Internet media company in China. Under her direction, we were able to build strong advertising sales capabilities and client relationships that have led to the rapid expansion of our advertising revenues,” commented Mr. Shuang Liu, CEO of Phoenix New Media. “We are also very pleased to promote Andy as SVP to be responsible for the advertising sales, marketing and branding activities, and auto channel development of the Company. He brings with him a deep understanding of our Internet media DNA, a unique and decade-long experience working with international companies, as well as proven innovative capability within the advertising industry in China. We are highly confident that these qualities will enable Andy to lead the effort to further expand ifeng’s brand influence and monetization capacity, and provide better native advertising solutions to our advertising clients.”

Mr. Xu has over 15 years of professional experience working in the advertising industry. Prior to joining Phoenix New Media as Vice President in 2013, Mr. Xu served as Managing Director of J Walter Thompson, which is owned by the WPP Group, and CEO of LINTAS China, one of the leading 4A advertising companies in China. Mr. Xu is a member of the Academic Committee of the Chinese Advertising Association, the Vice General Secretary of the Internet Marketing Committee of the Internet Society of China, a researcher of the New Media Marketing Communication CCM Research Center of Peking University, the academic director of the China Campus Marketing Institute (CMI), and a part-time Professor for the College of Creative Culture and Communication at Zhejiang Normal University. Mr. Xu also served as a final judge for more than ten regional Chinese marketing awards.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
In Beijing, China: Jeremy Peruski
In New York City: Katherine Knight
Tel: +1 (646) 277-1276
Email: investorrelations@ifeng.com